SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1)

or 13(e)(1) of the Securities Exchange Act of 1934

Netro Corporation

(Name of Issuer)

Netro Corporation (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

64114R109

(CUSIP Number of Class of Securities)

Sanjay Khare

Netro Corporation
3860 N. First Street
San Jose, California 95134
Telephone (408) 216-1571
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Francis S. Currie, Esq.

Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$92,000,000	$8,464

*	Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 23,000,000 shares of common stock, par value $.001 per share, at the maximum tender offer price of $4.00 per share.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form of Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     ☐    third-party tender offer subject to Rule 14d-1.

     ☑    issuer tender offer subject to Rule 13e-4.
     ☐    going-private transaction subject to Rule 13e-3.
     ☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

EXHIBIT (a)(1)(i)
EXHIBIT (a)(1)(ii)
EXHIBIT (a)(1)(iii)
EXHIBIT (a)(1)(iv)
EXHIBIT (a)(1)(v)
EXHIBIT (a)(1)(vi)
EXHIBIT (a)(1)(vii)
EXHIBIT (a)(1)(viii)
EXHIBIT (a)(1)(ix)
EXHIBIT (a)(1)(x)

     This Tender Offer Statement on Schedule TO is filed by Netro Corporation, a Delaware corporation, in connection with its offer to purchase 23,000,000 shares, or such lesser number of shares as are properly tendered, of its common stock, par value $.001 per share, including the associated preferred stock purchase rights issued under the Amended and Restated Rights Agreement, dated as of January 14, 2002, as amended, between Netro Corporation and American Stock Transfer & Trust Company, as Rights Agent, at prices not in excess of $4.00 nor less than $3.50 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Netro’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 19, 2002 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

      The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits hereto, is incorporated herein by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

Item 12.     Exhibits.

(a)(1)(i)	Offer to Purchase, dated July 19, 2002.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Guidelines for Substitute Form W-9.
(a)(1)(iv)	Notice of Guaranteed Delivery.
(a)(1)(v)	Letter to Stockholders dated July 19, 2002.
(a)(1)(vi)	Letter to Clients dated July 19, 2002.
(a)(1)(vii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 19, 2002.
(a)(1)(viii)	Summary Advertisement dated July 19, 2002.
(a)(1)(ix)	Letter to Customers, dated July 19, 2002.
(a)(1)(x)	Letter to Suppliers, dated July 19, 2002.
(a)(5)(i)	Press Release, dated July 18, 2002.**
(a)(5)(ii)	Letter to Employees of Netro Corporation, dated July 18, 2002.**
(a)(5)(iii)	Script of Netro Conference Call, dated July 18, 2002.**

** Previously filed.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Netro Corporation

By:	/s/ SANJAY KHARE

Sanjay Khare
Vice President and Chief Financial Officer

Dated: July 19, 2002

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated July 19, 2002.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Guidelines for Substitute Form W-9.
(a)(1)(iv)	Notice of Guaranteed Delivery.
(a)(1)(v)	Letter to Stockholders dated July 19, 2002.
(a)(1)(vi)	Letter to Clients dated July 19, 2002.
(a)(1)(vii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 19, 2002.
(a)(1)(viii)	Summary Advertisement dated July 19, 2002.
(a)(1)(ix)	Letter to Customers, dated July 19, 2002.
(a)(1)(x)	Letter to Suppliers, dated July 19, 2002.
(a)(5)(i)	Press Release, dated July 18, 2002.**
(a)(5)(ii)	Letter to Employees of Netro Corporation, dated July 18, 2002.**
(a)(5)(iii)	Script of Netro Conference Call, dated July 18, 2002.**

**	Previously filed.